

March 21, 2022

Stephen Robertson
Chief Financial Officer
Intapp, Inc.
3101 Park Blvd
Palo Alto, CA 94306

      Re: Intapp, Inc.
          Form 10-K for the Year Ended June 30, 2021
          Filed September 15, 2021
          File No. 001-40550

Dear Mr. Robertson:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended June 30, 2021

General

1.   We note that a majority of your research and development is conducted through your facilities based in Ukraine and your suppliers' facilities located in Belarus, Ukraine, and Russia. If material, under a Form 8-K, please describe the impact of Russia's invasion of the Ukraine on your business. In addition to the general impact, please also consider the impact on your supply chain based in Belarus, Ukraine and Russia, any impact from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not considered to be material, please tell us why.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology